FOR IMMEDIATE RELEASE

MADECO S.A. ANNOUNCES

CONSOLIDATED RESULTS FOR THE FIRST QUARTER OF 2007

(Santiago, Chile, April 25, 2007) Madeco S.A. ("Madeco") (NYSE ticker: MAD) today announced its consolidated financial results in Chilean GAAP for the first quarter ended March 31, 2007. All figures are expressed in Chilean pesos as of March 31, 2007. Translations to US dollars made in this report are based on the exchange rate on that date (US$1.00 = Ch$539.21) and UF1.00= Ch$18,372.97 as of Mach 31, 2007.

Madeco Highlights

    As it was reported previously, Madeco acquired the 80% of the shares of Cedsa, at the price of US$3.7 million, paid in cash. The agreement was reached on February 12, 2007 and includes a commitment to carry out a capital increase of US$ 6 million in two steps (March and September 2007), to be subscribed and paid proportionally to their respective shares.

    In addition, on March 1st 2007, Alusa (Madeco's subsidiary) increased in 24.4% its shareholding in Tech Pak, at the price of US$ 5.3 million reaching the 50% share. Additionally, Alusa increased a 14.5% share in Peruplast at a price of US$3.2 million reaching a shareholding of 39.5%. Also, the Peruvian investor Nexus Group got equivalent share in both companies and reached with Alusa a shareholder agreement for the administration of both companies, through as Alusa reports financial statements consolidated with both companies (Peruplast and Tech Pak) in the 1Q07. On the other hand, Shintec -current Peruplast shareholder- has signed a commitment through as will sell a 10.5% share to Alusa which would reach a 50% in Peruplast.

    For the first quarter of 2007, the Company produced a net income of Ch$6,564 million, 1% less than the Ch$6,625 million reported for same period of 2006 in spite of an increase in the operating income of Ch$957 million and a lower charge for income tax, minority interest and others of Ch$215 million. These were offset by a higher charge for the non-operating result of Ch$1.233 million.

    Revenues in 1Q07 increased by 25% compared to 1Q06, reaching Ch$152,359 million. This rise for the first quarter is explained by the increase in the price of raw materials which was passed on to customers in the sales price and a rise of 11% in sales volumes.

    The 11% increase in sale volumes comprises the cable volumes of Cedsa (80% share acquisition in February 2007, Colombia) and the flexible packaging volumes of Peruplast and Tech Pak (share increase in March 2007, Peru) companies reported in the consolidated statements from 1Q07. These companies have an effect of 2% and 14% respectively of the quarter volumes increase.

    The operating income in the first quarter rose by 9.8% reaching Ch$10,725 million, partly explained by higher sales volumes compared to the same period of 2006 and a 15.6% increase in the gross income explained mostly for the consolidation of the subsidiaries Cedsa, Peruplast and Tech Pak from 1Q07 in the financial statements. This increase was balanced by a 25.0% rise in the ratio of selling, general and administrative expenses to sales.

    At the 1Q07, the cash and cash equivalents was Ch$21,024 million compared to Ch$6,291 million in 1Q06. Madeco thus improved its already solid financial position reflected in a current ratio of 2.69 (times), against 2.10 as of March 2006.

  Highlights of the Income Statement (Exhibit 1)

  Net Income Net income for 1Q07 was Ch$6,564 million, 0.9% lower than the Ch$6,625 million produced in the first quarter of 2006. This was mainly due to a higher non-operating loss of Ch$1,233 million (+135.3%) compared to the 1Q06. This was partially offset by an increase in operating income of Ch$957 million and a lower charge for income tax, minority interest and others of Ch$215 million.

  Revenues Revenues in 1Q07 were Ch$152,359 million, a 25.3% increase over the same period of the previous year. This increase in consolidated revenues is basically explained by the higher copper and aluminum prices during 2007 - with a price effect of $17,800 million - and the contribution of the new consolidating companies (Peruplast, Tech Pak y Cedsa) which have an addition effect of Ch$13,526 million. Sales volumes in the quarter showed an increase of 4,112 tonnes (includes volumes of the consolidating new companies), 11.5% above 1Q06 with an effect of $12,996 million.

  Gross Income The gross income 1Q07 was Ch$18,206 million, 15.6% more than the Ch$15,754 million of the 1Q06 as a result of the 25.3% increase in revenues and a 26.8% increase in the cost of sales. The increase in the cost of sales is basically due to the higher cost of the principal raw materials, like copper and aluminum. The rise in the average copper price (LME) in the first quarter of 2007, compared to the average price in same quarter of 2006 was 20% in dollar terms (from US$4,944 to US$5,941 per tonne); in the case aluminum, the rise was 16%, also in dollars (from US$2,421 to US$2,797 per tonne).

  Operating Income Operating income for 1Q07 amounted to Ch$10,725 million, 9.8% higher than the Ch$9,768 million obtained in the same period of the year before. The rise on the operating income is explained by an increase of 15.6% in the gross income, also the rise was offset in part by a 25.0% increase of selling, general and administrative expenses as a result of the higher turnover, the higher costs involved in the implementation of the Sarbanes Oxley Act requirements and the consolidating expenses of Peruplast, Tech Pak and Cedsa.

  Non-Operating Result The Company's non-operating loss for 1Q07 amounted to Ch$2,145 million, 135.3% higher than the loss of Ch$912 million reported for the 1Q06. This is basically due to an increase of financial expenses of Ch$687 million -as result of increasing interest, bank and COMEX expenses and financial trade taxes- and a price-level restatements loss of Ch$163 million, compared to a gain of Ch$297 million in 1Q06. The lower gain from exchange differences in the 1Q07 is principally the result of the lower appreciation of the Brazilian Real (BRL) compared to the 1Q06. These were offset by higher non-operating revenues as result of land leasing and assets for sale.

  Income Tax During the 1Q07, income tax was Ch$1,288 million, compared to Ch$1,831 million in the same period of the year before, as a result of a gain for deferred taxes.

  Minority Interest The Company's minority interest (reflecting mainly the portion of earnings/losses corresponding to the participation of minority shareholders in the subsidiaries Alusa, Indeco, Indalum and Cedsa) was a negative Ch$737 million in 1Q07 compared to the negative Ch$407 million in 1Q06, as a result of the addition of Cedsa, Peruplast and Tech Pak, both last consolidating along with Alusa.

  Analysis by Business Unit (Exhibits 2 and 3)

  Wire and Cable Revenues reached by this unit in 1Q07 amounted to Ch$103,373 million of which Ch$18,033 million came from sales of copper rod and Ch$85,340 million from sales of cables. Sales volumes rose by 8.0%, particularly of aluminum cables in Brazil and Argentina (24.9% and 196.2% respectively), copper cables in Brazil (6.6%) and the addition of Cedsa (+$4,331 million, +853 tonnes). These volumes were partially offset by reduced volumes sales of copper rod in Peru and Chile of 24.2% and 3.5%, respectively, and the fall of copper cables in Chile of 21.7%.

  The cost of sales amounted to Ch$89,503 million in 1Q07, 30.3% higher than the Ch$68,695 million reported the year before. This increase was principally due to the increased volume sold and to the increased LME copper and aluminum prices which rose by 20% and 16% respectively in dollar terms, comparing quarters.

  Gross Income rose by 40.7% in 1Q07, mainly due as the result of increased volumes sales of wire and the higher sales prices.

  Selling, general and administrative expenses increased by 18.1%, from Ch$3,402 million to Ch$4,018 million, as a result of increased commercialization and operating activity as a result of the higher turnover, the higher costs involved in the implementation of the Sarbanes Oxley Act requirements and the consolidating expenses of Peruplast, Tech Pak and Cedsa. However, these costs were reduced as a percentage of sales, from 5.4% to 4.7% in 1Q07.

  Operating income totaled Ch$9,852 million in 1Q07 against Ch$6,456 million in 1Q06, an increase of 52.3%, explained by an increase of Ch$4,055 million in cables and a decrease of Ch$659 million in copper rod.

  Brass Mills Revenues in 1Q07 reached to Ch$19,696 million, 16.8% lower than the Ch$23,679 million obtained in 1Q06. This was principally due to the lower volumes sales of 33.4% with respect to 1Q06; but, was balanced in part by the higher copper price.

  The costs of sales showed a decrease of 6.3% as a result of the lower volumes sales. However these costs increased from 90.0% to 101.4%, as percentage over revenues, due a higher charge in added value produced by the stocks decrease.

  The gross income dropped from 10.0% to (-1.4%) explained principally by the sales of products with a cost above the market price LME (London Metal Exchange) in January and February as result of the low purchases of raw material (copper essentially).

  Selling, general and administrative expenses decreased by 3.3%, from Ch$1,196 million to Ch$1,157 million. On the other hand, expenses have risen as a percentage of sales, from 5.1% to 5.9%.

  Operating income was a negative Ch$1.427 million in 1Q07 against a negative Ch$1.182 million in 1Q06, due to the lower volumes sold and the eroded margins.

  Flexible Packaging Revenues increased by 82.9%, from Ch$11,342 million to Ch$20,744 million including the Peruplast and Tech Pak revenues of Ch$9.194 million. Sales volumes in Chile rose by 1.5% while in Argentina dropped by 6.1%. The joined volumes sales of Peruplast and Tech Pak reached to 5,057 tonnes, being a 100.8% of the total increase with respect to the 1Q06.

  The cost of sales rose by 89.2%, from Ch$9,429 million to Ch$17,840 million. These costs include Peruplast and Tech Pak (+Ch$7,802 million). In addition, as a percentage of sales, costs increased from 83.1% to 86.0%.

  The gross income increased by 51.8% from Ch$1,913 million to Ch$2,904 million. However, as percentage over revenues, the margin decreased from 16.9% to 14.0%.

  Selling, general and administrative expenses rose to Ch$1,401 million higher than the Ch$622 million of 1Q07 (an increase of 125.2%), $709 million of these costs is due to Peruplast and Tech Pak consolidating expenses. As a percentage of sales, these expenses also increased, from 5.5% to 6.8% in 1Q07.

  Operating income for 1Q07 for this unit was Ch$1,503 million, against Ch$1,291 million in 1Q06.

  Aluminum Profiles Revenues in 1Q07 increased by 7.0% compared to 1Q06, from Ch$7,987 million to Ch$8,546 million. This is explained by a positive price effect of Ch$1,107 million and a negative volume effect of $549 million.

  The cost of sales rose by 7.2%, from Ch$6,382 million to Ch$6,844million, as a result of the increase in the average price of the raw material (average price of aluminum in 1Q07 was 16% higher in dollar terms than in 1Q06).

  The gross income decreases as a proportion of sales, from 20.1% to 19.9%, and increased by 6.0%, from Ch$1,605 million in 1Q06 to Ch$1,702 million in 1Q07.

  Selling, general and administrative expenses increased by 18.1%, from Ch$766 million to Ch$905 million due to the greater turnover. Correspondingly, as a percentage of sales, these changed from 9.6% to 10.6% in 1Q07.

  The operating income for 1Q07 was Ch$797 million, 5.0% lower than the Ch$839 million of 1Q06.

  Balance Sheet Analysis (Exhibit 4)

Assets The Company's assets at March 31, 2007 amounted to Ch$457,180 million, an increase over the Ch$389,598 at March 31, 2006.

Current Assets

Amounted to Ch$256,964 million, 30.2% higher than the value obtained in March 2006, mainly explained to higher accounts receivable (Ch$29,392 million) and inventories (Ch$11,065 million) -as a result of the addition of new companies and the higher price of raw materials-, and to a slighter degree, an increase cash (Ch$10,490 million) and Prepaid expenses and other current assets (Ch$8,495 million).

Fixed Assets

Amounted to Ch$166,009 million, a net increase of Ch$16,932 million over 1Q06 (Ch$149,076 million), mainly due to the effect of the acquisition of fixed assets (Ch$4,911 million) offset by depreciation of the period of Ch$34,450 million.

Other Assets

Amounted to Ch$34,207 million, a 20.6% decrease (-Ch$8,892 million) from 1Q06, mainly due to the consolidation of the related companies investments accounts of Peruplast and Tech Pak.

Liabilities Total liabilities at March 31, 2007 amounted to Ch$169,101 million, 6.3% more than at March 2006.

Bank Debt

Amounted to Ch$71,558 million at March 2007, representing an increase of 1.9% (Ch$1,336 million) compared the same date of the previous year. This reflects greater borrowings by Madeco group companies to finance their greater working capital needs due to the higher prices of raw materials.

On June 5, 2006, Madeco signed a US$50 million 5-year club deal. Approximately US$12 million of the proceeds were used to prepay debts with Quiñenco. Another US$13 million was used to repay a bridging loan that BBVA had granted to the Company related to the capital increase. The other US$25 million was used for working capital. As of December 31, the first installment of this loan (US$4 million) has been repaid and 2 installments totaling US$8 million prepaid. Furthermore, on March 31, 4 installments for US$16 million, corresponding to the 100% of the short term component of the club deal, were paid.

Bonds

Bonds payable amounted to Ch$25,118 million at March 2007, corresponding to the D Series whose last repayment matures in December 2011. The bonds outstanding reduced by 14.8% with respect to the year before due to amortization. These bonds are payable semi-annually with respect to principal and interest (at UF + 5% per annum).

Shareholders' Equity The total outstanding at March 31, 2007 was Ch$260,047 million, which represents a 18.1% increase over March 2006.

Paid Capital

Amounted to Ch$264,072 million at March 2007, which compares positively with Ch$256,105 million at March 2005, due to the subscription on the Santiago Stock Exchange of 192,802,758 shares, equivalent to all the shares remaining issued and registered on October 17, 2005. The Company received a total of approximately Ch$9,351 million (historic value) from the transaction.

Share Premium

Amounted to Ch$40,170, just below Ch$40,204 at March 2006.

Other Reserves

Remained constant at Ch$169 with respect 1Q06.

Accumulated Losses

Amounted to Ch$51,456 million at March 2007 compared to a loss of Ch$82,060 million at March 2005, following the positive result for 2006.

For further information contact:

Pablo M. Araya

Investor Relations

Tel. : (56 2) 520-1380

Fax : (56 2) 520-1545

E-mail : ir@madeco.cl

Web Site : www.madeco.cl

***************

Madeco, previously Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open corporation under the laws of the Republic of Chile, and today has operations in Chile, Brazil, Peru and Argentina. Madeco is a Latin American leader in the manufacture of finished and semi-finished products in copper, copper alloys and aluminum. The Company is also a leader in the production of flexible packaging used in packing mass consumption products like foods, sweets and cosmetics.

Readers are warned not to place too much reliance on the future declarations contained in the above text, which are based on the position today. The Company is under no obligation to announce publicly the results of revisions to those declarations about the future which might be made to reflect events or circumstances after today including, but without limitation, changes in the Company's strategy or in its capital expenses, or to reflect the occurrence of unforeseen events.

Exhibit 1: Consolidated Income Statement
(Three Months Ended March-07)

	Ch$ millions			US$ millions (1)
	YTD March 06	YTD March 07	% Change	YTD March 06	YTD March 07	% Change

Revenues	121,563	152,359	25.3%	231.0	282.6	22.3%
COGS	(105,809)	(134,153)	26.8%	(201.1)	(248.8)	23.7%
Gross Income	15,754	18,206	15.6%	29.9	33.8	12.8%
SG&A	(5,986)	(7,481)	25.0%	(11.4)	(13.9)	22.0%
Operating Income	9,768	10,725	9.8%	18.6	19.9	7.1%

Financial Income	248	573	130.6%	0.5	1.1	125.1%
Equity in Earning (Losses) of Related Companies	161	4	-97.7%	0.3	0.0	-97.8%
Other non-Operating Income	348	640	83.8%	0.7	1.2	79.4%
Financial Expenses	(2,391)	(3,078)	28.7%	(4.5)	(5.7)	25.6%
Positive Goodwill Amortization	(436)	(438)	0.3%	(0.8)	(0.8)	-2.1%
Other non-Operating Expenses	(562)	(590)	5.1%	(1.1)	(1.1)	2.5%
Price-level Restatement	1,719	744	-56.7%	3.3	1.4	-57.8%
Non-Operating Results	(912)	(2,145)	135.3%	(1.7)	(4.0)	129.6%

Income (Loss) Before Income Taxes	8,857	8,580	-3.1%	16.8	15.9	-5.5%
Income Tax	(1,831)	(1,288)	-29.7%	(3.5)	(2.4)	-31.4%
Minority Interest	(407)	(737)	81.2%	(0.8)	(1.4)	76.8%
Negative Goodwill Amortization	7	8	15.1%	0.0	0.0	12.3%
Net Income (Loss)	6,625	6,564	-0.9%	12.6	12.2	-3.3%

Gross Margin	13.0%	11.9%	-	13.0%	11.9%	-
SG&A / Sales	4.9%	4.9%	-	4.9%	4.9%	-
Operating Margin	8.0%	7.0%	-	8.0%	7.0%	-

1 Exchange rate on March-07 2007 US$1.00 = 539.21
Exchange rate on March-07 2006 US$1.00 = 526.18

Exhibit 2: Operating Results by Business Unit in Ch$ millions
(Three Months Ended March-07)

YTD March 06
Ch$ million	Copper rod	Wire and Cable	Brass Mills	Flexible Packaging	Aluminum Profiles	Total

Revenues	17,418	61,137	23,679	11,342	7,987	121,563
COGS	(16,391)	(52,306)	(21,301)	(9,429)	(6,382)	(105,809)
Gross Income	1,027	8,831	2,378	1,913	1,605	15,754
SG&A	(72)	(3,330)	(1,196)	(622)	(766)	(5,986)
Operating Income	955	5,501	1,182	1,291	839	9,768
EBITDA	993	8,304	1,820	1,909	1,094	14,120

Gross Margin	5.9%	14.4%	10.0%	16.9%	20.1%	13.0%
% sales	0.4%	5.4%	5.1%	5.5%	9.6%	4.9%
EBITDA Margin	5.7%	13.6%	7.7%	16.8%	13.7%	11.6%

Segment Contribution
% Revenues	14.3%	50.3%	19.5%	9.3%	6.6%	100.0%
% EBITDA	7.0%	58.8%	12.9%	13.5%	7.7%	100.0%

YTD March 07
Ch$ million	Copper rod	Wire and Cable	Brass Mills	Flexible Packaging	Aluminum Profiles	Total

Revenues	18,033	85,340	19,696	20,744	8,546	152,359
COGS	(17,688)	(71,815)	(19,966)	(17,840)	(6,844)	(134,153)
Gross Income	345	13,525	(270)	2,904	1,702	18,206
SG&A	(49)	(3,969)	(1,157)	(1,401)	(905)	(7,481)
Operating Income	296	9,556	(1,427)	1,503	797	10,725
EBITDA	331	12,232	(810)	2,755	1,074	15,582

Gross Margin	1.9%	15.8%	-1.4%	14.0%	19.9%	11.9%
% sales	0.3%	4.7%	5.9%	6.8%	10.6%	4.9%
EBITDA Margin	1.8%	14.3%	-4.1%	13.3%	12.6%	10.2%

Segment Contribution
% Revenues	11.8%	56.0%	12.9%	13.6%	5.6%	100.0%
% EBITDA	2.1%	78.5%	-5.2%	17.7%	6.9%	100.0%

2006 versus 2007
% change	Copper rod	Wire and Cable	Brass Mills	Flexible Packaging	Aluminum Profiles	Total

Revenues	3.5%	39.6%	-16.8%	82.9%	7.0%	25.3%
COGS	7.9%	37.3%	-6.3%	89.2%	7.2%	26.8%
Gross Income	-66.4%	53.2%	-111.4%	51.8%	6.0%	15.6%
SG&A	-31.9%	19.2%	-3.3%	125.2%	18.1%	25.0%
Operating Income	-69.0%	73.7%	-220.7%	16.4%	-5.0%	9.8%
EBITDA	-66.7%	47.3%	-144.5%	44.3%	-1.8%	10.4%

Exhibit 3: Operating Results by Business Unit and Country in Ch$ millions
(Three Months Ended March-07)

	Year to Date 2006							Year to Date 2007
			(Ch$ million)						(Ch$ million)
	Chile	Peru				Interco	COPPER ROD	Chile	Peru					Interco	COPPER ROD

Tons (Thrid parties)	2,794	3,445				0	6,239	2,696	2,613					0	5,309
Tons (Intercompany)	2,848	0				(2,848)	0	1,723	0					(1,723)	0
Tons (Total)	5,642	3,445				(2,848)	6,239	4,419	2,613					(1,723)	5,309

Revenues (Thrid parties)	7,807	9,611				0	17,418	9,073	8,960					0	18,033
Revenues (Intercompany)	8,020	0				(8,020)	0	5,846	0					(5,846)	0
Total revenues	15,827	9,611				(8,020)	17,418	14,919	8,960					(5,846)	18,033
COGS	(15,071)	(9,099)				7,779	(16,391)	(14,686)	(8,968)					5,966	(17,688)
Gross Income	756	512				(241)	1,027	233	(8)					120	345
SG&A	0	(72)				0	(72)	0	(49)					0	(49)
Operating Income	756	440				(241)	955	233	(57)					120	296
EBITDA	791	441				(239)	993	269	(57)					119	331

Gross Margin	4.8%	5.3%					5.9%	1.6%	-0.1%						1.9%
EBITDA Margin	10.1%	4.6%					5.7%	3.0%	-0.6%						1.8%

	Chile	Brazil	Optical Fiber	Argentina	Peru	Interco	WIRE & CABLE	Chile	Brazil	Optical Fiber	Argentina	Peru	Colombia	Interco	WIRE & CABLE

Tons (Thrid parties)	3,009	7,876	0	994	3,534	0	15,413	2,365	8,836	0	2,157	3,863	853	0	18,074
Tons (Intercompany)	138	309	0	64	0	(511)	0	32	189	0	253	2	0	(476)	0
Tons (Total)	3,147	8,185	0	1,058	3,534	(511)	15,413	2,397	9,025	0	2,410	3,865	853	(476)	18,074
Kms.	0	0	0	0	0	0	0	0	0	821	0	0	0	0	821

Revenues (Thrid parties)	12,423	30,395	452	2,636	15,231	0	61,137	12,430	40,623	591	5,980	21,385	4,331	0	85,340
Revenues (Intercompany)	731	987	0	103	0	(1,821)	0	369	639	0	618	2	0	(1,628)	0
Total revenues	13,154	31,382	452	2,739	15,231	(1,821)	61,137	12,799	41,262	591	6,598	21,387	4,331	(1,628)	85,340
COGS	(11,871)	(26,257)	(394)	(2,276)	(12,603)	1,095	(52,306)	(10,983)	(34,706)	(561)	(5,683)	(17,852)	(3,663)	1,633	(71,815)
Gross Income	1,283	5,125	58	463	2,628	(726)	8,831	1,816	6,556	30	915	3,535	668	5	13,525
SG&A	(528)	(1,810)	1	(142)	(601)	(250)	(3,330)	(513)	(2,038)	(79)	(261)	(560)	(221)	(297)	(3,969)
Operating Income	755	3,315	59	321	2,027	(976)	5,501	1,303	4,518	(49)	654	2,975	447	(292)	9,556
EBITDA	1,101	4,514	105	337	2,247	0	8,304	1,652	5,645	(3)	731	3,201	503	503	12,232

Gross Margin	9.8%	16.3%	12.8%	16.9%	17.3%		14.4%	14.2%	15.9%		13.9%	16.5%	15.4%		15.8%
EBITDA Margin	8.9%	14.9%	23.2%	12.8%	14.8%		13.6%	13.3%	13.9%	-0.5%	12.2%	15.0%	11.6%		14.3%

	Chile	Argentina	Coin	-	-	Interco	BRASS MILLS	Chile	Argentina	Coin	-	-	-	Interco	BRASS MILLS
Tons (Thrid parties)	6,147	697	395			0	7,239	4,184	600	37				0	4,821
Tons (Intercompany)	526	0	0			(526)	0	280	9	0				(289)	0
Tons (Total)	6,673	697	395			(526)	7,239	4,464	609	37				(289)	4,821

Revenues (Thrid parties)	19,914	2,291	1,474			0	23,679	15,862	2,613	1,221				0	19,696
Revenues (Intercompany)	3,062	0	809			(3,871)	0	2,021	40	73				(2,134)	0
Total revenues	22,976	2,291	2,283			(3,871)	23,679	17,883	2,653	1,294				(2,134)	19,696
COGS	(21,070)	(1,805)	(2,110)			3,684	(21,301)	(18,662)	(2,506)	(945)				2,147	(19,966)
Gross Income	1,906	486	173			(187)	2,378	(779)	147	349				13	(270)
SG&A	(867)	(165)	(96)			(68)	(1,196)	(793)	(188)	(86)				(90)	(1,157)
Operating Income	1,039	321	77			(255)	1,182	(1,572)	(41)	263				(77)	(1,427)
EBITDA	1,571	381	147			(279)	1,820	(1,107)	57	328				(88)	(810)

Gross Margin	8.3%	21.2%	7.6%				10.0%	-4.4%	5.5%	27.0%					-1.4%
EBITDA Margin	7.9%	16.6%	10.0%				7.7%	-7.0%	2.2%	26.9%					-4.1%

	Chile	Argentina	Peru	-	-	Interco	F. PACKAGING	Chile	Argentina	Peru	-	-	-	Interco	F. PACKAGING
Tons (Thrid parties)	2,480	1,349	-			0	3,829	2,518	1,267	5,057				0	8,842
Tons (Intercompany)	0	0	-			0	0	0	0	0				0	0
Tons (Total)	2,480	1,349	-			0	3,829	2,518	1,267	5,057				0	8,842

Revenues (Thrid parties)	7,710	3,631	-			1	11,342	7,934	3,616	9,194				0	20,744
Revenues (Intercompany)	0	0	-			0	0	0	0	1,441				(1,441)	0
Total revenues	7,710	3,631	-			1	11,342	7,934	3,616	10,635				(1,441)	20,744
COGS	(6,224)	(3,205)	-			0	(9,429)	(6,673)	(3,365)	(9,242)				1,440	(17,840)
Gross Income	1,486	426	-			1	1,913	1,261	251	1,393				(1)	2,904
SG&A	(474)	(108)	-			(40)	(622)	(460)	(185)	(709)				(47)	(1,401)
Operating Income	1,012	318	-			(39)	1,291	801	66	684				(48)	1,503
EBITDA	1,432	519	-			(42)	1,909	1,231	291	1,281				(48)	2,755

Gross Margin	19.3%	11.7%	-				16.9%	15.9%	6.9%	13.1%					14.0%
EBITDA Margin	18.6%	14.3%					16.8%	15.5%	8.0%	13.9%					13.3%

							PROFILES								PROFILES
Tons (Thrid parties)							3,113								2,899
Tons (Intercompany)							0								0
Tons (Total)							3,113								2,899

Revenues (Thrid parties)							7,987								8,546
Revenues (Intercompany)							0								0
Total revenues							7,987								8,546
COGS							(6,382)								(6,844)
Gross Income							1,605								1,702
SG&A							(766)								(905)
Operating Income							839								797
EBITDA							1,094								1,074

Gross Margin							20.1%								19.9%
EBITDA Margin							13.7%								12.6%

Exhibit 4: Consolidated Balance Sheet

	Ch$ millions		US$ millions (1)
	YTD March 06	YTD March 07	YTD March 06	YTD March 07

Cash	3,936	14,425	7.5	26.8
Time deposits and marketable securities	695	103	1.3	0.2
Accounts receivable	83,258	113,755	158.2	211.0
Accounts receivable from related companies	2,212	1,107	4.2	2.1
Inventories	88,657	99,722	168.5	184.9
Recoverable taxes	8,869	9,561	16.9	17.7
Prepaid expenses and other current assets	9,796	18,291	18.6	33.9
Total current assets	197,423	256,964	375.2	476.6

Property, plant and equipment (net)	149,076	166,009	283.3	307.9

Investments	11,671	5,841	22.2	10.8
Goodwill (net)	18,515	17,549	35.2	32.5
Long-term receivables	311	371	0.6	0.7
Other	12,602	10,446	24.0	19.4
Total other assets	43,099	34,207	81.9	63.4

Total assets	389,598	457,180	740.4	847.9

Short-term bank borrowings	38,362	18,880	72.9	35.0
Current portion of long-term bank and other debt	3,806	15,053	7.2	27.9
Current portion of bonds payable	4,713	4,852	9.0	9.0
Current portion of long-term liabilities	422	1,843	0.8	3.4
Dividends payable	3	241	0.0	0.4
Accounts payable	25,192	35,470	47.9	65.8
Notes payable	1,124	1,430	2.1	2.7
Other payables	446	97	0.8	0.2
Notes and accounts payable to related companies	8,779	409	16.7	0.8
Accrued expenses	6,830	7,904	13.0	14.7
Withholdings payable	1,582	2,170	3.0	4.0
Deferred income	1,151	5,026	2.2	9.3
Income taxes	0	0	-	-
Other current liabilities	1,447	2,252	2.7	4.2
Total current liabilities	93,856	95,626	178.4	177.3

Long-term bank and other debt	34,912	47,691	66.3	88.4
Bonds payable	24,780	20,266	47.1	37.6
Accrued expenses	4,843	5,527	9.2	10.3
Total long-term liabilities	64,535	73,484	122.6	136.3

Minority interest	10,931	28,023	20.8	52.0

Common stock (2)	255,337	264,601	485.3	490.7
Share premium	40,204	40,170	76.4	74.5
Reserves	169	169	0.3	0.3
Retained earnings	(75,435)	(44,892)	(143.4)	(83.3)
Total shareholders' equity	220,276	260,047	418.6	482.3

Total liabilities and shareholders' equity	389,598	457,180	740.4	847.9

1 Exchange rate on March-07 2007 US$1.00 = 539.21
Exchange rate on March-07 2006 US$1.00 = 526.18
2 5,348,390,129 shares authorized and outstanding, without nominal (par value)

Exhibit 5: Consolidated Statement of Cash Flow

	Ch$ millions		US$ millions (1)
	YTD March 06	YTD March 07	YTD March 06	YTD March 07

Cash received from customers	127,640	174,385	242.6	323.4
Financial income received	648	759	1.2	1.4
Dividends and other distributions	52	-	0.1	-
Other incomes	1,840	1,428	3.5	2.6
Payments to suppliers and employees	(143,032)	(150,538)	(271.8)	(279.2)
Interests paid	(2,159)	(1,764)	(4.1)	(3.3)
Income taxes paid	(631)	(1,243)	(1.2)	(2.3)
Other expenses	(163)	(1,264)	(0.3)	(2.3)
Added Value Tax and others	(1,273)	(1,192)	(2.4)	(2.2)
Net cash flow from operating activities	(17,077)	20,569	(32.5)	38.1

Sale of Property, Plant and Equipment	771	230	1.5	0.4
Sale of permanent investments	-	-	-	-
Sale of other investments	-	-	-	-
Other proceeds from investments	82	3,846	0.2	7.1
Acquisition of fixed assets	(2,655)	(4,793)	(5.0)	(8.9)
Permanent investments	(4)	(6,646)	(0.0)	(12.3)
Other disbursements	-	-	-	-
Net cash flow used in investing activities	(1,806)	(7,363)	(3.4)	(13.7)

Issuance of shares	-	323	-	0.6
Loans obtained	31,909	24,316	60.6	45.1
Registered loans from related companies	-	-	-	-
Other financing sources	-	-	-	-
Dividends paid	(67)	(207)	(0.1)	(0.4)
Repayments of bank borrowings	(14,885)	(34,325)	(28.3)	(63.7)
Repayments of bonds	-	-	-	-
Payment of expenses related to shares issuance	-	-	-	-
Payment loans documented from related companies	-	-	-	-
Others	-	-	-	-
Net cash flow provided by financing activities	16,957	(9,893)	32.2	(18.3)

Net cash flow for the period	(1,925)	3,313	(3.7)	6.1

Effect of price-level restatements on cash and cash equivalents	240	130	0.5	0.2

Net increase in cash and cash equivalents	(1,685)	3,444	(3.2)	6.4

Cash and cash equivalents at the beginning of year	7,977	17,580	15.2	32.6

Cash and cash equivalents at end of the period	6,292	21,024	12.0	39.0

_____________________
1 Exchange rate on March-07 2007 US$1.00 = 539.21
Exchange rate on March-07 2006 US$1.00 = 526.18